November 19, 2020

Via EDGAR

Mr. Robert Shapiro
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Re:     Willis Lease Finance Corporation
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed March 12, 2020
Form 10-Q for the Fiscal Quarter Ended September 30, 2020
Filed November 4, 2020
File No. 001-15369

Ladies and Gentlemen:
We, Willis Lease Finance Corporation (the “Company”), are responding to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) set forth in the letter dated November 10, 2020. For ease of reference, the numbered paragraphs below correspond to the numbered comments of the letter, with the Staff’s comments in bold italics. The Company’s response to the Staff’s comments follows immediately after the text of its comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Business
Engine Leasing, page 5

1.Please revise here or in MD&A to disclose typical provisions of your leases, such as lease terms and the basis for payment (e.g., monthly, weekly, usage-based, etc.), and to provide an indication of the extent to which your leases are long-term and short-term. Specific to lease rent revenue (i.e., disregarding maintenance reserve revenue), please tell us whether any rents are based on usage or impacted by required utilization rates or operating performance.

Response:

As requested, the Company will add the following description to the Business section of future filings:

“The Company enters into both long-term and short-term leases which typically provide for monthly payment. Long-term leases typically have original lease terms in excess of one year. Characteristics of a long-term lease also include specified return conditions. Return conditions can be met by the customer through a maintenance overhaul in advance of asset return or a cash settlement at lease end resulting in maintenance revenue at that time. Maintenance reserves are often used for payment of maintenance overhauls in advance of asset returns. The cash settlement may, in some instances, be taken from maintenance reserves paid throughout the course of the lease. Short-term leases typically have an original lease term of less than one year. Short-term leases also include non-refundable, usage-based maintenance fees, which are billed at contractual rates and recognized as revenue over the term of the leases. Payment terms of the Company’s leases are predominately monthly in advance for rent and in arrears for usage. As of December 31, 2020 and 2019, X% and 36% of the Company’s leases respectively, were short-term leases.”

The Company supplementally advises the Staff that a small portion of its leases, representing approximately 1% of lease rent revenue for 2019, include rent charges which adjust based upon asset usage and may be billed at a daily rate.

Notes to Consolidated Financial Statements
Note 3. Revenue from Contracts with Customers, page 54

2.Please revise to disaggregate lease rent revenue and maintenance reserve revenue for consistency with the presentation on the face of the statements of income.

Response:

As requested, the Company will disaggregate the line entitled “Leasing revenue” to show Lease rent revenue and Maintenance reserve revenue in future filings.

Note 4. Equipment Held for Operating Leases, page 55

3.We note your disclosure on page 47 of the description of the methods used in computing depreciation with respect to major classes of depreciable assets comprising equipment held for operating lease. Please disclose balances and accumulated depreciation of major classes of equipment held for operating lease at the balance sheet date. Refer to ASC 842-30-50-13 and ASC 360-10-50-1.

Response:

As requested, in future filings, the Company will disclose balances and accumulated depreciation of the following three classes held for operating lease at the balance sheet date: engines and related equipment; aircraft and airframes; and marine vessel.

Form 10-Q for Fiscal Quarter Ended September 30, 2020

Noted to Condensed Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies
c) Risks and Uncertainties, page 10

4.You disclose the granting of rent concessions to customers, which provide lessees with payment deferral options or reduced rent. We note your disclosure that the rent concessions with reduced rent qualify for the COVID-19 practical expedient to account for the rent concessions outside of the modification framework. Please tell us how you account for these rent lease concessions, with specific consideration given to concessions resulting in payment deferrals. Please also disclose the manner or pattern in which the effect is being recognized in earnings as well as the impact on specific financial statement line items.

Response:

The Company respectfully advises the Staff that lease concessions which result in revised cash flows that are substantially the same or less than the original lease agreements and reduced rental payments are accounted for as negative variable rent in accordance with the COVID-19 practical expedient. As disclosed in the Form 10-Q for fiscal quarter ended September 30, 2020, the impact of these concessions was $2.1 million and $5.2 million for the three and nine months ended September 30, 2020, respectively.

The Company further advises the Staff that there is no impact on the timing of revenue recognition for rent concessions that result in short term payment deferrals. In light of the Staff’s comment, the Company will add clarifying disclosure about the impact of deferrals on revenue recognition in future filings. The Company also supplementally advises the Staff that, as of September 30, 2020, the payment terms on deferral concessions resulted in a $1.8 million increase in its net receivable balance, which the Company believes to be immaterial.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Lease Rent Revenue, page 24

5.We note lease rent revenue decreased by $27.6 million, or 19.4%, in the nine months ended September 30, 2020 primarily due to lower utilization and rent concessions. We note rent concessions totaled $5.2 million. Please revise to explain the extent to which the impact from concessions is due to concessions in the form of (1) reduced rent or (2) deferred payments accounted for as variable lease payments (which result in lower lease revenue now and higher lease revenue in the future). Please also disclose the expected impact from these and future concessions on your results of operations, cash flows, and liquidity.

Response:

As requested, the Company will include the amount and source (i.e., reduced rent) of rent concessions in the discussion of Lease Rent Revenue included in the MD&A in future filings. The Company did not have rent concessions in the form of deferred payments that are accounted for as variable lease payments.

Additionally, in future filings, the Company will add the following sentence to the COVID-19 disclosure that appears in the Liquidity section of the MD&A: “The impact of the COVID-19 pandemic on the global business environment has caused and could result in additional customer bankruptcies, early lease returns, payment defaults, or future rental concessions which could reduce rent or defer customer payments, negatively impacting our financial results.”

Critical Accounting Policies and Estimates, page 24

6.We note your disclosure that there have been no material changes to your critical accounting policies and estimates from the information provided in your 2019 Form 10-K. We also note disclosure regarding the impact Covid-19 has had on your business, including your statement that dramatically lower demand for air travel presents significant risks to you. Based on this and the reduction in lease rent and maintenance reserve revenue that has resulted from Covid-19, it is not clear why there have been no material changes to your critical accounting estimates, particularly with regarding to impairment testing assumptions resulting from any changes in expected use of equipment held for operating lease. Please advise.

To the extent there have been material changes in estimates (e.g., under recoverability tests or measurement tests), please revise to provide appropriate disclosure, which may include key assumptions used and how the key assumptions were determined, the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response:

The Company respectfully advises the Staff that there have been no material changes to its critical accounting estimates, including in the impairment testing assumptions resulting from any changes in expected use of equipment held for operating lease. Under ASC 360-10-35-21, management identified the COVID-19 pandemic and its impact on the aviation industry as an indicator of potential impairment. Management considers a number of different factors when determining the current fair value of the Company’s equipment, including market data prepared by third parties, with management taking ultimate responsibility for valuing the equipment. In addition to gross cash flow recoverability inputs, such as asset specific conditions, existing leases, expected future rental rates, and asset residual values, management considers market data for each asset type. The assets in the Company’s portfolio primarily consist of noise-compliant Stage IV commercial jet engines, which may be used on one or more aircraft types over several decades and are the most widely-used engine types in the world. For those asset types where a reduction in value has been observed, such data was taken into account in the quarterly interim impairment analysis performed during 2020. The Company supplementally advises the Staff that the quarterly interim impairment analysis resulted in $0.5 million of additional impairment in the nine months ended September 30, 2020 for two engines having net book values in excess of their respective fair values.

Financial Position, Liquidity and Capital Resources
Contractual Obligations and Commitments, page 30

7.Please tell us and disclose the expected or potential impact of COVID-19 and the delays in the Federal Aviation Administration (FAA) recertification of the Boeing 737 Max jet being returned to service on your commitment to purchase 17 LEAP-1B engines. In this regard, we note disclosure in your 2019 Form 10-K that certain purchase obligations are subject to escalation based on the closing date of each transaction. We also note your disclosure that purchase agreements generally contain terms that allow the Company to defer or cancel purchase commitments in certain situations. Please disclose whether deferrals or cancellations would result in increased costs or cancellation penalties.

Response:

The Company has purchased three new LEAP-1B engines as of September 30, 2020 and is currently committed to purchasing 17 additional new LEAP-1B engines, subject to its right to convert certain of the LEAP-1B engines to LEAP-1A engines under certain circumstances. Our purchase agreements generally contain terms that allow the Company to defer or cancel purchase commitments in certain situations. These deferrals or conversions would not result in penalties or increased costs other than any potential increase due to the normal year-over-year change in engine list prices, which is akin to ordinary inflation. The Company continues to expect demand for LEAP-1B engines to increase as the 737 Max is re-certified and aircraft (and their installed engines) that have been parked and in storage for more than one year begin the technical process of returning to service.

Additionally, in future filings, the Company will add the requested clarifying language to its disclosure of Contractual Obligations and Commitments in the MD&A.

* * *
If you have any questions or further comments, please do not hesitate to contact me at (561) 349-9989.

Sincerely,
Willis Lease Finance Corporation

By: /s/ Scott B. Flaherty
Scott B. Flaherty
Senior Vice President and Chief Financial Officer
Willis Lease Finance Corporation

cc:
William Schinas, KPMG LLP
Dean Poulakidas, Senior Vice President and General Counsel
William L. Hughes, Orrick, Herrington & Sutcliffe LLP